ING LIFE INSURANCE AND ANNUITY COMPANY
and its
Variable Annuity Account I

Retirement Master

Supplement dated September 21, 2007 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 30, 2007, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On July 12, 2007, the Board of Directors of ING Partners, Inc. approved a proposal to reorganize the ING Fundamental Research Portfolio into the ING VP Growth and Income Portfolio. In addition, on July 24, 2007, the Board of Directors of ING Variable Portfolios, Inc. approved a proposal to reorganize the ING VP International Equity Portfolio into the ING VP Index Plus International Equity Portfolio. Subject to approval by each Portfolio's shareholders, after the close of business on November 9, 2007 the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolio	Surviving Portfolio
ING Fundamental Research Portfolio	ING VP Growth and Income Portfolio
ING VP International Equity Portfolio	ING VP Index Plus International Equity Portfolio

Accordingly, effective after the close of business on November 9, 2007, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING Fundamental Research Portfolio (S Class) will automatically become investments in the ING VP Growth and Income Portfolio (Class I).
- Class I of the ING VP Index Plus International Equity Portfolio will automatically be added to your contract, and all existing account balances invested in the ING VP International Equity Portfolio (Class I) and all existing account balances invested in the ING VP Index Plus International Equity Portfolio (Class S) will automatically become investments in the ING VP Index Plus International Equity Portfolio (Class I).

As a result of the reorganizations, effective November 12, 2007 all references to the ING Fundamental Research Portfolio and the ING VP International Equity Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted, and all references to Class S of the ING VP Index Plus International Equity Portfolio are changed to Class I of the ING VP Index Plus International Equity Portfolio.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios, and all future allocations directed to the ING VP Index Plus International Equity Portfolio (Class S) will be automatically allocated to the ING VP Index Plus International Equity Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

See also the Transfers section of your Contract Prospectus or Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.